"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

09046045

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Annual General Meeting 2009

The Annual General Meeting of Orkla ASA was held on Thursday, 23 April 2009 in Oslo.

All proposals on the agenda were adopted, cf. the notice of the Annual General Meeting that was sent to the Oslo Stock Exchange on 2 April 2009.

The General Meeting approved the Board's proposal to distribute a dividend for 2008 of NOK 2.25 per share. The dividend will be paid on 6 May 2009 to shareholders of record as of the date of the Annual General Meeting. The Orkla share will be listed ex-dividend on the Oslo Stock Exchange from 24 April 2009.

The General Meeting thereafter adopted the following amendments to the Articles of Association:

Article 5 of the Articles of Association amended to read as follows:

"The Board of Directors shall appoint one or more general managers as head of the overall administration."

Article 6 of the Articles of Association amended to read as follows:

"The following persons shall be authorised to sign for the company: the Chair of the Board of Directors together with one of the Board members, the general manager or, pursuant to the decision of the Board, specifically designated employees."

Article 10 a, first sentence, of the Articles of Association, amended to read as follows:

"elect the members of the Board of Directors and deputy members, if appropriate, in accordance with Article 4, third paragraph, elect the Chair of the Board of Directors and determine the fee of the Board of Directors."

It was further adopted to amend the Articles of Association as follows:

Article 1, second sentence, of the Articles of Association amended to read as follows:

"The registered office of the company is in Oslo."

As a consequence of the amendment to Article 1, second sentence, second sentence of Article 12 will be deleted.

dlw 5/5

Article 15, first paragraph, second sentence, of the Articles of Association amended to read as follows:

"Notice of the General Meeting shall be given by letter to all shareholders with a known address and by announcement in advertisement in a national newspaper."

The General Meeting thereafter adopted the following resolution to acquire treasury shares:
"The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 125,000,000 divided between a maximum of 100,000,000 shares, provided that the company's holding of treasury shares does not exceed 10% of shares outstanding at any given time. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 120. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of treasury shares. This authorisation shall apply from 24 April 2009 until the date of the Annual General Meeting in 2010."

Furthermore, the General Meeting adopted a resolution to renew the authorisation for the Board of Directors to increase share capital through new share subscription:
"The Board of Directors is authorised to increase share capital through the subscription of new shares with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of 72,000,000 shares, each with a nominal value of NOK 1.25. This authorisation may be used for one or more share issues.

The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Liability Companies Act.

The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Liability Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA.

The authorisation also applies to decisions to merge pursuant to section 13-5 of the Public Limited Liability Companies Act.

This authorisation shall apply from 24 April 2009 until the date of the Annual General Meeting in 2010."

The following persons were elected as members and deputy members of the Corporate Assembly for a period of one year:

Members :

Johan H. Andresen jr	(re-elected)
Idar Kreutzer	(re-elected)
Knut Brundtland	(re-elected)
Rune Bjerke	(re-elected)
Kjetil Houg	(re-elected)
Nils-Henrik Pettersson	(re-elected)

Gunn Wærsted	(re-elected)
Lars Windfeldt	(re-elected)
Anne Gudefin	(re-elected)
Olaug Svarva	(re-elected)
Dag Mejdell	(re-elected)
Marianne Blystad	(re-elected)
Nils Selte	(re-elected)
Terje Venold	(new member)

Deputy members:

Ann Kristin Brautaset	(re-elected)
Anne Birgitte Fossum	(re-elected)
Scilla Treschow Hokholt	(re-elected)
Benedikte Bjørn	(re-elected)
Andreas Enger	(re-elected)
Mimi K. Berdal	(new member)

The following persons were elected as members of the Nomination Committee for a period of two years:

Knut Brundtland	(re-elected)
Nils-Henrik Pettersson	(new member)

The following person was elected as the chairman of the Nomination Committee for a period of two years:

Knut Brundtland	(re-elected)

Orkla ASA
Oslo, 23 April 2009

Contacts Orkla Investor Relations:
Rune Helland, Tel.: +47 977 13250
Siv Merethe S. Brekke, Tel.: +47 930 56093